FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of February 21, 2025

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Weekly Report (February 17, 2025 – February 21, 2025) on the USD 700 million Share Buyback Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2025

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Weekly Report (February 17, 2025 – February 21, 2025) on the USD 700 million Tenaris Share Buyback Program.

Luxembourg, February 21, 2025. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today that pursuant to its up to USD 700 million Share Buyback Program announced on November 10, 2024, (subject to a maximum of 46,373,915 ordinary shares), to be executed in the open market, it has repurchased the following ordinary shares from February 17, 2025 to (and including) February 21, 2025:

Date	Trading Venue	Shares Purchased	Weighted Average Price (EUR)	Purchases in EUR	Reference FX	Purchases in USD
17-Feb-25	MTAA	521,282	18.6605	9,727,383	1.0477	10,191,379
17-Feb-25	CEUX	323,000	18.6618	6,027,761	1.0477	6,315,286
17-Feb-25	TQEX	44,000	18.6508	820,635	1.0477	859,779
17-Feb-25	AQEU	36,000	18.6493	671,375	1.0477	703,399
18-Feb-25	MTAA	450,000	18.7030	8,416,350	1.0464	8,806,869
18-Feb-25	CEUX	190,000	18.7085	3,554,615	1.0464	3,719,549
18-Feb-25	TQEX	40,000	18.7106	748,424	1.0464	783,151
18-Feb-25	AQEU	30,000	18.6967	560,901	1.0464	586,927
19-Feb-25	MTAA	450,000	18.6999	8,414,955	1.0424	8,771,749
19-Feb-25	CEUX	210,000	18.7018	3,927,378	1.0424	4,093,899
19-Feb-25	TQEX	30,000	18.6809	560,427	1.0424	584,189
19-Feb-25	AQEU	20,000	18.6818	373,636	1.0424	389,478
20-Feb-25	MTAA	30,000	18.4174	552,522	1.0474	578,712
21-Feb-25	MTAA	30,000	18.4048	552,144	1.0456	577,322
		2,404,282	18.6786	44,908,506		46,961,687

From February 17, 2025 to (and including) February 21, 2025, the Company has purchased a total of 2,404,282 ordinary shares for a total consideration of €44,908,506, equivalent to USD46,961,687.

As of February 21, 2025, the Company held in treasury 89,945,494 ordinary shares (including 53,900,466 ordinary shares bought pursuant to the USD 1.2 billion Share Buyback Program), equal to 7.74% of the total issued share capital.

Tenaris intends to cancel treasury shares purchased under the Programs in due course.

Details of the above transactions, are available on Tenaris’s corporate website under the Share Buyback Program Section https://ir.tenaris.com/share-buyback-program.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.